

December 22, 2011

Via E-mail
Mr. Thomas F. Ackerman
Corporate Executive Vice President and Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts 01887

> **Re:     Charles River Laboratories International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-15943**

Dear Mr. Ackerman:

We have reviewed your filing and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, providing the requested information, or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.  We note that your chief executive officer and chief financial officer have signed the Form 10-K on behalf of the registrant and in their own capacities; however, it does not appear that the filing has been signed by your controller or principal accounting officer as required by Form 10-K.  If Thomas F. Ackerman, the Company's chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to each of the listed capacities.  Otherwise, please amend your filing to include the signature of your controller or principal accounting officer.  See Instruction D.2(a) of Form 10-K for further information.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 50

2. Please disclose the amount of cash and short term investments that are held by your foreign subsidiaries in addition to the amount of earnings of your non-US subsidiaries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comment two. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Dan Greenspan, Legal Branch Chief, at (202) 551-3623 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant